UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote

(914) 345-9001
William.Coote@taro.com

TARO ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER

Hawthorne, NY, June 21, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) ("Taro" or the "Company") announced today that it has accepted the resignation of its Chief Financial Officer, Michael Kalb, effective June 29, 2016.  Mr. Kalb is leaving to accept the position of CFO at another public company.
Mr. Kalb's resignation is not the result of any dispute or disagreement with the Company including any matters relating to the Company's accounting practices or financial reporting.
Mr. Sundaram, Taro's CEO, stated, "On behalf of the Company, we want to thank Mike for his many contributions to the Company during his seven year tenure at Taro, including his leadership of Taro's finance team and our listing on the New York Stock Exchange.  We wish him continued success in his new position."

The company has initiated an external search for a full time successor as CFO.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro "estimates," "believes," or "expects" to happen or similar language.  The forward-looking statements in this press release are based on Taro's current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  June 21, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director